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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven Wilamowsky, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                December 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 236274106                                           PAGE 1 OF 11 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      D. E. Shaw Laminar Portfolios, L.L.C.
      FEIN 01-0577802
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC (see Item 3 of this Schedule 13D)
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES         --------------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        2,788,127
  OWNED BY        --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        -0-
 REPORTING        --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        2,788,127
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,788,127
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

--------
1 Based on a total of 35,814,749 outstanding shares of Common Stock derived from (i) 30,693,896 shares of Common Stock outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003, and (ii) 5,120,853 issued on December 2, 2003 pursuant to the Note Purchase Agreement.

CUSIP NO. 236274106                                           PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      D. E. Shaw & Co., L.P.
      FEIN 13-3695715
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC (see Item 3 of this Schedule 13D)
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES         --------------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        2,788,127
  OWNED BY        --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        -0-
 REPORTING        --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        2,788,127
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,788,127
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA, PN
--------------------------------------------------------------------------------

--------
1 Based on a total of 35,814,749 outstanding shares of Common Stock derived from (i) 30,693,896 shares of Common Stock outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003, and (ii) 5,120,853 issued on December 2, 2003 pursuant to the Note Purchase Agreement.

CUSIP NO. 236274106                                           PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      D. E. Shaw & Co., L.L.C.
      FEIN 13-3799946
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC (see Item 3 of this Schedule 13D)
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES         --------------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        2,788,127
  OWNED BY        --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        -0-
 REPORTING        --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        2,788,127
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,788,127
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

--------
1 Based on a total of 35,814,749 outstanding shares of Common Stock derived from (i) 30,693,896 shares of Common Stock outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003, and (ii) 5,120,853 issued on December 2, 2003 pursuant to the Note Purchase Agreement.

CUSIP NO. 236274106                                           PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David E. Shaw
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

      WC (see Item 3 of this Schedule 13D)

--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES         --------------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        2,788,127
  OWNED BY        --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH
                        -0-
 REPORTING        --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH
                        2,788,127
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,788,127
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

--------
1 Based on a total of 35,814,749 outstanding shares of Common Stock derived from (i) 30,693,896 shares of Common Stock outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003, and (ii) 5,120,853 issued on December 2, 2003 pursuant to the Note Purchase Agreement.

ITEM 1. SECURITY AND THE ISSUER

      This statement on Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation ("Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1933, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at Two North Riverside Plaza, Suite 600, Chicago, IL 60606.

ITEM 2. IDENTITY AND BACKGROUND

        (a),(f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference.

        (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

        (c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment
strategies.  Laminar has no executive officers or directors.   The principal
business of DESCO LP is to act as an investment adviser to certain funds, including without limitation Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including without limitation Laminar. D. E. Shaw & Co., Inc. ("DESCO Inc."), a Delaware corporation, is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc. ("DESCO II, Inc."), a Delaware corporation, is the managing member of DESCO LLC. David
E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

        (d),(e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In acquiring 227,700 shares of the Issuer's Common Stock owned prior to December 2, 2003, Laminar expended approximately $312,564 of working capital (net of brokerage commissions).

      On December 2, 2003, Laminar executed a Note Purchase Agreement (the "Note Purchase Agreement") among the Issuer, Laminar, SZ Investments, L.L.C. ("SZI") and Third Avenue Trust, on behalf of the Third Avenue Value Fund Series ("Third Avenue"), pursuant to which each of Laminar, SZI and Third Avenue agreed, severally, to provide the Issuer with a bridge loan in the aggregate principal amount of $40,000,000 (the "Bridge Loan"). In connection with such transaction, the Issuer issued (i) an aggregate of 5,120,853 shares of its Common Stock which represent consideration for Laminar, SZI and Third Avenue agreeing to provide the Bridge Loan, to Laminar, SZI and Third Avenue (the "Allocation Shares"), of which 2,560,427 were issued to Laminar (the "Laminar Allocation Shares"), and
(ii) convertible notes, which are convertible for the Issuer's Common Stock in certain specified and limited circumstances, in an aggregate principal amount of $40,000,000 to Laminar, SZI and Third Avenue, including $20,000,000 to Laminar (the "Laminar Note"), which were issued in consideration for the Bridge Loan. Pursuant to the Note Purchase Agreement, the Issuer has agreed to use the proceeds of the Bridge Loan (a) to purchase the equity of Covanta Energy Corporation ("Covanta") pursuant to a reorganization plan under Chapter 11 proceedings in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), (b) to pay fees and expenses related to the acquisition of Covanta, and (c) for general corporate purposes. In the event the purchase of Covanta does not occur for any reason other than any default of the Issuer, the Laminar Note would remain outstanding and would be required to be repaid pursuant to its terms, and the Issuer has the right to redeem all of the Allocation Shares issued to Laminar, SZI, and Third Avenue pursuant to the Note Purchase Agreement for aggregate consideration of $4.00.

      A copy of the Note Purchase Agreement is referenced herein as Exhibit 3 and incorporated herein by reference.

      All funds used in providing Laminar's portion of the Bridge Loan were obtained from the working capital of Laminar.

ITEM 4. PURPOSE OF TRANSACTION.

      The acquisition of the Laminar Allocation Shares and the Laminar Note were effected for the purpose of investing in the Issuer. Pursuant to the Note Purchase Agreement, the Issuer intends to use such funds to purchase the equity of Covanta, pay fees and expenses related thereto, and for the Issuer's general corporate purposes.

      Upon the Bankruptcy Court's approval of the reorganization plan and after closing of the acquisition of Covanta, the Issuer has agreed to use all commercially reasonable efforts to initiate a rights offering (the "Possible Rights Offering"). In connection with the Possible Rights Offering, each of Laminar, SZI and Third Avenue would have the right to acquire additional shares of the Issuer's Common Stock and each has agreed to exercise such right in the same proportion as the public as set forth in the Note Purchase Agreement. The Issuer has agreed to use the proceeds of the Possible Rights Offering to prepay the convertible notes. To the extent the proceeds of the Possible Rights Offering are insufficient to prepay the entire principal amount of the convertible notes outstanding, the convertible notes will automatically convert into shares of the Issuer's Common Stock at a conversion price of $1.53 per share. In addition to Common Stock that may be acquired by each of Laminar, SZI, and Third Avenue in the Possible Rights Offering, Laminar has agreed to acquire, if the Possible Rights Offering is consummated, additional shares of Common Stock and to convert a portion of the Laminar Note into such Common Stock. Pursuant to the Note Purchase Agreement, the convertible notes will remain outstanding to the extent any conversion would result in an "ownership change" of the Issuer under the Internal Revenue Code. Laminar's ability to acquire additional Common Stock of the Issuer pursuant to the Note Purchase Agreement, as set forth above, is conditional upon several factors, including in certain circumstances, the closing of the acquisition of Covanta and the consummation of the Possible Rights Offering by the Issuer. The total number of shares Laminar would be able to acquire pursuant to the Note Purchase Agreement is based on facts to be determined in the future. Pursuant to the Note Purchase Agreement, after the closing of the acquisition of Covanta and the completion of the Possible Rights Offering by the Issuer, Laminar believes it would own a maximum of between 14,305,435 and 16,203,624 shares of Common Stock of the Issuer (including the Subject Shares (as defined in Item 5 below)).

     In connection with the Note Purchase Agreement, the Issuer has granted Laminar, SZI, and Third Avenue certain registration rights, as set forth in a Registration Rights Agreement dated as of December 2, 2003, by and among the Issuer, Laminar, SZI, and Third Avenue (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is referenced herein as Exhibit 4 and incorporated herein by reference.

     The Note Purchase Agreement contains certain restrictive covenants pursuant to which the Issuer has agreed not to, without the consent of holders of 66 2/3% of the principal amount of the convertible notes issued to Laminar, SZI and Third Avenue, among other things, pay dividends on any of its securities until the convertible notes are converted or repaid in full.

     As is applicable to all holders of 5% or more of the Issuer's Common Stock, Laminar will be subject to restrictions contained in the Issuer's Certificate of Incorporation, which limit stock transfers by 5% or greater shareholders and prohibits parties from acquiring 5% or more of the Issuer's Common Stock without the Issuer's consent. In connection with the Note Purchase Agreement, Laminar and the Issuer have entered into a letter agreement (the "Letter Agreement") dated December 2, 2003, which pre-approves under the Issuer's Certificate of Incorporation the future disposition of certain shares of the Common Stock acquired by Laminar pursuant to the Note Purchase Agreement, including the Laminar Allocation Shares and the Common Stock issuable to Laminar upon conversion of the Laminar Note, in such amounts and in such circumstances as set forth in the Letter Agreement. A copy of the Letter Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

     The summaries contained in this Schedule 13D of certain provisions of each of the Note Purchase Agreement, the Registration Rights Agreement, the Letter Agreement, and all other documents attached hereto as exhibits are not intended to be complete and are qualified in their entirety by each respective agreement attached or referenced as Exhibits to this Schedule 13D and incorporated herein by reference. The summary contained in this Schedule 13D of certain provisions of the Issuer's Certificate of Incorporation is not intended to be complete and is qualified in its entirety by the Certificate of Incorporation, as amended, filed by the Issuer as Exhibit 3.1 to the Issuer's Annual Report on Form 10K for the period ended December 31, 1999.

      Subject to the Issuer's Certificate of Incorporation and the Letter Agreement, Laminar intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general market and investment conditions, and any restrictions under applicable law may determine to acquire through open market purchases or otherwise additional shares of

     Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Note Purchase Agreement and the Letter Agreement. Pursuant to the Note Purchase Agreement, Laminar has agreed with the Issuer not to acquire, or permit any of its controlled affiliates to acquire, any shares of Common Stock of the Issuer before the closing of the Possible Rights Offering.

      Except as stated above, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) To the knowledge of the Reporting Persons, based upon the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003, there were 30,693,896 shares of Common Stock outstanding as of November 7, 2003. Based upon the foregoing, the 2,788,127 shares of Common Stock beneficially owned by Laminar (the "Subject Shares") represent approximately 7.8% of the issued and outstanding Common Stock, after giving effect to the 5,120,853 Allocation Shares issued pursuant to the Note Purchase Agreement.

      Laminar has beneficial ownership of the Subject Shares pursuant to the Note Purchase Agreement; provided, however, that it is not able to transfer such shares prior to the earlier of July 15, 2004 and the closing of the Possible Rights Offering.

        (b) Laminar currently has the power to vote or to direct the vote of the Subject Shares owned by Laminar.

      DESCO LP as Laminar's investment adviser and DESCO LLC as Laminar's managing member also may be deemed to have the power to vote or direct the vote of the Subject Shares. As general partner of DESCO LP, DESCO Inc. may be deemed to have the power to vote or to direct the vote of the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. has the power to vote or to direct the vote of the Subject Shares. None of DESCO LP, DESCO LLC, DESCO Inc. or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

      David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Subject Shares owned by Laminar, constituting 7.8% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

      Each of the Reporting Persons, DESCO Inc. and DESCO II, Inc. disclaims beneficial ownership of any of the Issuer's Common Stock issuable to Laminar upon conversion of the Laminar Note or otherwise pursuant to the Note Purchase Agreement other than the Laminar Allocation Shares.

      Each of the Reporting Persons, DESCO Inc., and DESCO II, Inc. disclaims beneficial ownership of any securities of the Issuer beneficially owned by SZI or Third Avenue.

      As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the shares owned by Laminar.

        (c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in
Item 2.

        (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Laminar.

      Clause (e) of Item 5 of Schedule 13D is not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to the Note Purchase Agreement, Laminar and Third Avenue, severally and not jointly, have agreed with the Issuer that upon acquisition by each of Laminar and Third Avenue respectively of 10% or more of the Common Stock, such entity shall not vote or direct the vote with respect to issues directly affecting the Issuer's insurance company subsidiaries, including the management, policies and operations of the Issuer's insurance subsidiaries. Each of Laminar and Third Avenue has filed, severally and not jointly, a Disclaimer of Affiliation and Control with each of the insurance regulators in the States of California and Montana. Copies of the Disclaimer of Affiliation and Control, as amended, filed by Laminar in the States of California and Montana are attached hereto as Exhibits 6 and 7 respectively and are incorporated by reference herein.

      Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in
Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Power of Attorney, granted by David E. Shaw in favor of Stuart Steckler, dated February 5, 2001.

Exhibit 2 Joint Filing Agreement, by and among the Reporting Persons, dated December 12, 2003.

Exhibit 3 Note Purchase Agreement, by and among Danielson Holding Corporation, D. E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust on behalf of the Third Avenue Value Fund Series, dated as of December 2, 2003 (Incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Danielson Holding Corporation on December 5, 2003).

Exhibit 4 Registration Rights Agreement, by and among Danielson Holding Corporation, D. E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust on behalf of the Third Avenue Value Fund Series, dated as of December 2, 2003 (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Danielson Holding Corporation on December 5, 2003).

Exhibit 5 Letter Agreement between Danielson Holding Corporation and D. E. Shaw Laminar Portfolios, L.L.C., dated as of December 2, 2003.

Exhibit 6 Disclaimer of Affiliation and Control, submitted by D. E. Shaw Laminar Portfolios, L.L.C. to the Insurance Commissioner of the State of California, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.

Exhibit 7 Disclaimer of Affiliation and Control, submitted by D. E. Shaw Laminar Portfolios, L.L.C. to the Insurance Commissioner of the State of Montana, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.

                                   SIGNATURES

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 5, 2001 granted by David E. Shaw in favor of Stuart Steckler is attached hereto as Exhibit 1 and incorporated herein by reference.

Dated:  December 12, 2003

                                D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                BY:   D. E. SHAW & CO., L.L.C.,
                                          as managing member


                                By: /s/ Stuart Steckler
                                    -------------------
                                    Name: Stuart Steckler
                                    Title: Managing Director


                                D. E. SHAW & CO., L.P.


                                By: /s/ Stuart Steckler
                                    -------------------
                                    Name: Stuart Steckler
                                    Title: Managing Director


                                D. E. SHAW & CO., L.L.C.


                                By: /s/ Stuart Steckler
                                    -------------------
                                    Name: Stuart Steckler
                                    Title: Managing Director


                                DAVID E. SHAW


                                By: /s/ Stuart Steckler
                                    -------------------
                                    Name: Stuart Steckler
                                    Title: Attorney-in-Fact for David E. Shaw